Exhibit 99.6

NICE Launches Trial Version of its Next-Gen Robotic Automation Design Studio,
Expediting Enterprise Adaption to Remote Business Operations

Cloud-based robotic automation trial allows developers to get a grip on automation and create quick and effective solutions for current work environments

Hoboken, N.J., June 8, 2020 –NICE (Nasdaq: NICE) today announced the availability of a trial version for its next-generation Automation Studio. Openly accessible to RPA professionals via the NICE RPA website and free of charge for a period of 6 months, the new version helps boost development skills in both attended and unattended automations. Automation developers can now get hands-on experience with the NICE RPA tool and familiarize themselves with its user-friendly interface, drag and drop functionality, built-in developer guidance, a smart callout builder and other cutting-edge capabilities.

NICE’s Robotic Automation Community Edition allows IT or citizen developers to grow their careers by expanding their automation development skills. This is particularly advantageous in today’s new work from home reality since RPA capabilities are likely to be essential to enterprises’ expedited adaptation to remote business operations. By freeing employees from doing routine, repetitive work, RPA gives remote staff more capacity to focus on high-value areas such as handling increasingly sophisticated customer requests.

Through the Community Edition, RPA professionals can access a world of content, tutorials and best-practices in building automations, as well as get officially certified on NICE’s leading design environment - Automation Studio. Members of NICE’s fast-growing global Robotic Automation User Community enrolled in the company’s Automation Developer Certification program will automatically be able to access the NICE Robotic Automation Community Edition.

“We are excited to see more and more developers turn to automation as their next career move”, said Barry Cooper, NICE Enterprise Group President. “This is apparent in our growing RPA developer community, as well as the many new automation-related roles we see springing in the market. By bringing this free automation trial version, we are striving to make automation more accessible to today’s work-from-home developers, who play a role in creating solutions for supporting their business and service operations.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.